NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-31

INNEXUS BIOTECHNOLOGY ANNOUNCES APPOINTMENT OF

DR. MAURIZIO ZANETTI TO THE SCIENTIFIC ADVISORY BOARD

BRITISH COLUMBIA, Canada—13 December 2007—InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Maurizio Zanetti, M.D., Professor with the University of California, San Diego, Department of Medicine, Tumor Growth, Invasion & Metastatis Program, has joined the InNexus Scientific Advisory Board.  Dr. Zanetti joins Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation and InNexus SAB Chairman, Dr. John D. Minna, Dr. Carlos L. Arteaga, Dr. Ellen Vitetta, Dr. Martin Weigert and Dr. Judith James.

Welcoming Dr. Zanetti, Dr. J. Donald Capra, InNexus SAB Chairman said, “Dr. Zanetti’s extensive experience, expertise and distinguished career makes him another superb addition to the InNexus team.  His tremendous efforts within cancer, tumor targeting and cancer vaccines is a compelling determinant of the opportunities science has to develop solutions for hard to treat diseases.  Join me in welcoming him aboard and we look forward to his immediate contribution”.

Dr. Zanetti is a member of UCSD’s Cancer Center and the Center for Aids Research.   Between 1982 – 2000  Dr. Zanetti was a Career Scientist of INSERM (National Institute of Medical Research) of France and an Assistant Member, Division of Immunology, Medical Biology Institute, La Jolla, CA.  Dr. Zanetti has belonged to numerous Honorary and Professional organizations, including  Associate Editor, The Journal of Immunology;  Associate Editor, Cellular Immunology;  Member, American Society of Clinical Investigation; Member, Clinical Immunology Society.  He has written over 150 books and publications spanning the years.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Dr. Thomas Kindt, 480-862-7500 Chief Scientific Officer tkindt@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo, 212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Media:

Janet Vasquez/ Michaela Heller, 212-825-3210

jvasquez@investorrelationsgroup.com

mheller@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788